Time Warner Cable Inc.
60 Columbus Circle
New York, New York 10023
December 8, 2010
VIA EDGAR
Mr. Larry Spirgel
Securities and Exchange Commission
Mail Stop 3720
100 F Street, NE
Washington, D.C. 20549

Re:	Time Warner Cable Inc. Form 10-K for Fiscal Year Ended December 31, 2009 and Form 10-Q for Fiscal Quarter Ended September 30, 2010 File No. 001-33335
Dear Mr. Spirgel:
     This letter is being submitted in response to the letter dated November 23, 2010 in which the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (“SEC”) commented on the response letter to the Staff from Time Warner Cable Inc. (“TWC” or the “Company”) dated October 19, 2010 and the Annual Report on Form 10-K for the year ended December 31, 2009 and the Quarterly Report on Form 10-Q for the quarter ended September 30, 2010, filed by TWC with the SEC on February 19, 2010 and November 4, 2010, respectively.
Comment
     Please tell us if you performed any quantitative analysis to support your assessment that the application of a higher adjusted discount rate to the cash flows of the cable franchise rights properly reflects the value of goodwill.
Response
Overview of Valuation Methodology
     TWC uses the multi-period excess earnings method (“MPEEM”) in determining the value of its cable franchise rights for purposes of its periodic impairment testing and when valuing such rights when they are acquired in a business combination. The MPEEM is a variation of the income approach and is an example of an incremental or excess cash flow method. Under the MPEEM, the cash flow associated with the cable franchise rights is measured as the total cash flow generated by the cable systems less the cash flow generated by contributory assets. Contributory assets represent all of the assets (other than the

Time Warner Cable Inc.

cable franchise rights) that are required to construct and operate a fully functioning cable system. Contributory assets are comprised of both tangible assets (e.g., buildings, equipment and plant) and intangible assets (e.g., customer relationships and goodwill).
     In the Company’s application of the MPEEM, the value of goodwill is separated into the following two components:
•
Assembled workforce- Assembled workforce is an element of goodwill that represents the value of having a fully trained employee base. Its value is representative of the avoided cost that would be required to recruit and fully train the Company’s employees, including the lost productivity that would occur during the period of time that it would take for the new employees to become 100% productive.

•
Going concern- Going concern is an element of goodwill that represents the value of having a fully assembled cable plant infrastructure. Its value is representative of the avoided costs that would be required to assemble assets into a functioning cable system, as well as profits lost or delayed while a functioning cable system is being assembled.

     The value of the assembled workforce is reflected in the MPEEM through a contributory asset charge (“CAC”) which is similar to an economic rent charged for the use of the contributory asset. Specifically, in valuing the Company’s cable franchise rights, the cash flow associated with the cable franchise rights is reduced by a CAC based upon the value of the assembled workforce. The Company similarly considers the value of going concern in applying the MPEEM; however, the value of going concern is not reflected by applying a CAC. Rather, the value of going concern is reflected by increasing the discount rate used to determine the present value of the cash flow of the cable franchise rights. By increasing such discount rate, the value of the cable franchise rights is reduced, similar to the effect of applying a CAC. The different manner in which the value of the assembled workforce and going concern are reflected in the MPEEM is consistent with valuation principles that indicate that CACs should be used only when they are reliably measurable (and, when they are not reliably measurable, that an alternative adjustment to the cash flow should be made).1 Management believes that the cost of hiring and training its workforce can be reliably measured (and, therefore, uses a CAC for assembled workforce) but believes that there is less reliability in valuing going concern. Therefore, although a CAC may be supportable for going concern, management believes that it is preferable to reflect going concern value through an adjustment to the discount rate.
Quantitative Analyses
     As discussed above, the value of goodwill is comprised of assembled workforce (reflected in the MPEEM through a CAC) and going concern (reflected in the MPEEM through an adjustment to the discount rate). 2 The Company performs several quantitative analyses to assess the reasonableness of the

[1]	Per the guidance in the report from The Appraisal Foundation, Best Practices for Valuations in Financial Reporting; Intangible Asset Working Group – Contributory Assets.

[2]	The going concern value represented approximately 75% of the total goodwill value as of July 1, 2010.

Time Warner Cable Inc.

goodwill value used in determining the fair value of its cable franchise rights. Such quantitative analyses are as follows:
       Weighted Average Return on Assets Analysis
In performing its valuation analysis, the Company assigned a rate of return to each of its identified assets based upon that asset’s individual risk profile. For some assets (e.g., cable franchise rights and subscriber relationships) the required rate of return is greater than the required rate of return for the business as a whole, which is represented by the weighted average cost of capital (“WACC”). This higher required rate of return reflects the additional risk associated with these assets when they are valued individually, as opposed to being valued as part of the overall business. In other words, there is value in assembling the individual assets into a business (i.e., going concern value) and such value is expressed through a discount rate differential in valuing the cash flows of those assets individually versus as part of the overall business. Conversely, some assets may have a required rate of return that is lower than the WACC (e.g., accounts receivable and fixed assets). For these assets, their risk is less than that of the overall business. The Company tests the reasonableness of the rates of returns assigned to individual assets by comparing the weighted average return on assets (“WARA”) of the individual assets to the WACC; the weighted average returns on the individual assets should approximate the required return for the business as a whole. With respect to the July 1, 2010 impairment test, the WARA for the Company’s units of accounting ranged from 8.5% to 10.0% compared to the overall WACC of 9.0% that was used for each unit of accounting, which indicates that the discount rates used to value the cable franchise rights were reasonable and properly reflected the value of goodwill.
       Comparison to Greenfield Method
The Greenfield Method is an alternative method to the MPEEM in valuing cable franchise rights. Under the Greenfield Method, it is assumed that the cable system is started from scratch and owns only the cable franchise rights. Therefore, investments must be made, either directly through the purchase of assets or indirectly through the incurred start-up losses, to build a functioning cable system. The start-up losses and assemblage costs reflected in the Greenfield Method represent the value of goodwill. Because the Greenfield Method also reflects the value of goodwill, albeit using a different methodology, if the valuation of the cable franchise rights under the MPEEM is similar to the fair value of cable franchise rights under the Greenfield Method, it indicates that the MPEEM properly reflects the value of goodwill. Therefore, the Company uses a high-level Greenfield Method to value the cable franchise rights of its units of accounting and compares such values to the results obtained using the MPEEM. With respect to its July 1, 2010 impairment test, in the aggregate, the cable franchise rights value for the Company’s units of accounting, obtained using the high-level Greenfield Method, approximated the cable franchise rights value obtained under the MPEEM.
       Hypothetical Purchase Price Allocation
As another reasonableness check, the Company compares the fair value of its cable franchise rights and other identifiable assets and liabilities to its total business enterprise value (“BEV”). This is performed through a hypothetical purchase price allocation using the BEV as the purchase price and

Time Warner Cable Inc.

allocating such purchase price to the fair value of all identifiable assets and liabilities. If the amount of goodwill resulting from such allocation is reasonable, it indicates that the Company has appropriately reflected economic charges for goodwill value in the valuation of its assets, which consist primarily of cable franchise rights. If the Company understates the value of goodwill when determining the fair value of its assets (e.g., if the incremental discount rate used to value the cable franchise rights is too low) the resulting goodwill from the hypothetical purchase price allocation would be unreasonably low or could potentially be negative. With respect to the Company’s most recent impairment test, performed as of July 1, 2010, goodwill from the hypothetical purchase price allocation, which is performed on a consolidated basis, was approximately 3% of BEV. The Company concluded that the 3% was reasonable based upon historical experience in allocating the purchase price in the acquisition of cable businesses.
Conclusion
     The Company uses the MPEEM to value cable franchise rights. Determining goodwill value is a significant aspect of the MPEEM analysis. Going concern, the primary component of goodwill, is reflected through an increase in the discount rate used to determine the present value of the cash flow of the cable franchise rights. The amount of the increase in the discount rate is validated through various quantitative analyses including (i) a comparison of the WARA to the WACC, (ii) a comparison of the value of cable franchise rights obtained using the MPEEM to those obtained using a high-level Greenfield Method analysis, and (iii) an analysis of the amount of goodwill that results from the hypothetical purchase price allocation of the Company’s BEV to its assets and liabilities.
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     Should you have any questions, please call Bill Osbourn, our Controller and Chief Accounting Officer, at 704-731-3958.

Sincerely,
/s/ Robert D. Marcus
Robert D. Marcus
Senior Executive Vice President and Chief Financial Officer

cc:	Glenn A. Britt Chief Executive Officer
Paul Meighan Ernst and Young LLP